FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of September 2002

                    NORDIC AMERICAN TANKER SHIPPING LIMITED
                (Translation of registrant's name into English)

                                  Cedar House
                                41 Cedar Avenue
                                 Hamilton HMEX
                                    Bermuda
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F   X   Form 40-F
                                      -------
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes      No   X
                                      ----    ----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto is a copy of a press release issued by Nordic American Tanker Shipping Limited (the "Company") on September 25, 2002.

ADDITIONAL INFORMATION

     BP Amoco Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                    NORDIC AMERICAN TANKER SHIPPING LIMITED
                                    [LOGO]

FOR IMMEDIATE RELEASE
---------------------

                    NORDIC AMERICAN TANKER SHIPPING LIMITED
                     Letter from Norwegian Tax Authorities

Hamilton, Bermuda, September 25, 2002: Nordic American Tanker Shipping Limited ("NAT") announced that it has received a letter from Norwegian tax authorities asserting that NAT is subject to Norwegian income taxation for the years 1995 through 2000. NAT is currently analyzing the letter. NAT intends vigorously to contest the claim, which is subject to appeal, that it is subject to any tax in Norway. While NAT would have no taxable income during the years 1995 - 2000, NAT believes it would have taxable income for 2001 if the company were to be subject to Norwegian taxation.

NAT's Common Shares trade on the American Stock Exchange and the Oslo Stock Exchange under the symbol "NAT".



Contact:  Gary J. Wolfe
          Seward & Kissel LLP
          Tel:  +1 212 574 1223

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    NORDIC AMERICAN TANKER SHIPPING LIMITED
                                 (registrant)


Dated: September 25, 2002               By:/s/ Herbjorn Hansson
                                           --------------------------
                                               Herbjorn Hansson
                                               President and
                                               Chief Executive Officer





01318.0002 #351482